Nicolet Bankshares, Inc.

111 N. Washington St.

Green Bay, WI 54301

December 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re:	Nicolet Bankshares, Inc.
Registration Statement on Form S-4
File No. 333-291780

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 10:00 a.m., Eastern Time, on Friday, December 19, 2025, or as soon as practicable thereafter.

Please contact our counsel, Robert D. Klingler of Nelson Mullins Riley & Scarborough LLP, by email at robert.klingler@nelsonmullins.com or by phone at (404) 322-6037, with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Klingler when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

/s/ H. Phillip Moore, Jr.
H. Phillip Moore, Jr.
Chief Financial Officer